UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 5, 2016

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reynolds Group Holdings Limited wishes to furnish the information in Exhibit 1 for the benefit of its investors. Unless otherwise indicated by context in this report, the terms the “Company,” “we,” “us” and “our” refer to Reynolds Group Holdings Limited and its subsidiaries.

Reynolds Group Holdings Limited (“Reynolds Group”) has furnished the following information to holders of its debt securities:
Entry into Material Definitive Agreement; Creation of a Direct Financial Obligation
Credit Agreement Amendment
On October 4, 2016, Reynolds Group and certain of its subsidiaries entered into an Amendment No. 11 (the “Amendment”) to the agreement that governs its senior secured term loan and revolving credit facilities (the “Credit Agreement”). The Amendment revises the definition of “Senior Secured Notes” in the Credit Agreement. The Amendment did not require the consent of the lenders under the Credit Agreement.

Index to Exhibits

Exhibit No.     Description

1
Amendment No. 11, dated as of October 4, 2016, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products LLC, Closure Systems International Inc., Graham Packaging Company Inc., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Closure Systems International Holdings LLC, Closure Systems International B.V., Reynolds Group Holdings Limited, the guarantors party thereto, the lenders from time to time party thereto and Credit Suisse, as administrative agent

[Signature page follows]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

/s/ Joseph E. Doyle
Joseph E. Doyle
Group Legal Counsel
October 5, 2016